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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:
MATERIAL CHANGE REPORT DATED JUNE 23, 2006
PRESS RELEASE DATED JUNE 15, 2006
ASSET PURCHASE AND SALE AGREEMENT DATED AS OF __ JUNE, 2006
REPORT OF VOTING RESULTS JUNE 28, 2006

                                  FORM 51-102F3

                             Material Change Report

Item 1      Name and Address of Company

            Polyair Inter Pack Inc. ("Polyair")
            330 Humberline Drive
            Toronto, Ontario
            M9W 1R5

Item 2      Date of Material Change

            June 15, 2006

Item 3      News Release

            A news release was issued through CCN Matthews on June 15, 2006. See the news release attached to this material change report as Schedule A.

Item 4      Summary of Material Change

            On June 15, 2006, Polyair announced that it had reached an agreement for the sale of its pool accessories business. The sale was completed on June 16, 2006.

Item 5      Full Description of Material Change

            On June 15, 2006, Polyair announced that it had reached an agreement for the sale of its pool accessories business. The transaction was completed on June 16, 2006. Proceeds of the sale have been applied to pay down bank debt.

            The purchase and sale agreement provides for the purchaser, GL International LLC ("GLI"), to acquire inventory, equipment and intellectual property associated with Polyair's pool accessory business. Polyair has also entered into a sales representation agreement with GLI whereby GLI will represent Polyair with respect to certain pool products that Polyair will continue to manufacture after the sale of its pool accessories business. As part of this sale, GLI will provide certain transition services including assistance with collection of accounts receivable, and warranty and customer service support.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

            Not applicable.

Item 7      Omitted Information

            No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8      Executive Officer

            For further information please contact Victor D'Souza, Chief Operating Officer, at (416) 679-6592.

Item 9      Date of Report

                  June 23, 2006

                                   SCHEDULE A


                           JUNE 15, 2006 PRESS RELEASE

POLYAIR INTER PACK INC. ANNOUNCES 2006 SECOND QUARTER RESULTS AND SALE OF POOL ACCESSORIES BUSINESS

TORONTO, June 15, 2006 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported a net loss from continuing operations of $0.9 million or $0.14 per diluted share on sales of $29.9 million for the quarter ended April 29, 2006, compared with a net loss from continuing operations of $0.7 million or $0.12 per diluted share on sales of $28.1 million for the second quarter of 2005. In fiscal 2006 the Company has reported results from its Pool Division as discontinued operations to reflect the potential sale of this business.

------------------------------------------------------------------------------------------------------------------
All amounts are expressed in thousands of U.S. dollars, except for number of shares outstanding and per share amounts.
                                                               3 Months Ended                 6 Months Ended
                                                            29-Apr        30-Apr            29-Apr      30-Apr
                                                             2006          2005              2006        2005
                                                         ---------------------------     -------------------------
                                                         ---------------------------     -------------------------

Sales from continuing operations
   - Packaging Products                                        $29,907      $28,149           $59,253     $57,551

Earnings  from continuing operations
  before Interest, Taxes, Depreciation                             697        1,329               475       2,133
  and Amortization (EBITDA)*

Net Loss from continuing operations                               (917)        (735)           (2,962)     (1,692)
Net Loss from discontinued operations                           (1,382)        (866)           (4,635)     (2,721)
Net Loss                                                       ($2,299)     ($1,601)          ($7,597)    ($4,413)

Net loss per share from continuing operations
                                           - Basic              ($0.14)      ($0.12)           ($0.45)     ($0.27)
                                           - Diluted            ($0.14)      ($0.12)           ($0.45)     ($0.27)

Net loss per share from discontinued operations
                                           - Basic              ($0.20)      ($0.13)           ($0.68)     ($0.42)
                                           - Diluted            ($0.20)      ($0.13)           ($0.68)     ($0.42)

Net loss per share
                                           - Basic              ($0.34)      ($0.25)           ($1.13)     ($0.69)
                                           - Diluted            ($0.34)      ($0.25)           ($1.13)     ($0.69)

------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding
  (in millions)                            - Basic                 6.8          6.5               6.8         6.5
                                           - Diluted               6.8          6.5               6.8         6.5

*  EBITDA  is  not  a  recognized  measure  under  Canadian  Generally  Accepted
Accounting  Principles  and readers  are  cautioned  that  EBITDA  should not be considered  as an  alternative  to net  income  or loss or cash  from  operating activities as an indicator of the Company's  performance or cash flows.  EBITDA, as calculated by the Company, is net income or loss before  extraordinary items, net  interest  expenses and other,  depreciation  and  amortization,  and income taxes. Full interim financial statements along with Management's  Discussion and
Analysis can be obtained from SEDAR  (www.sedar.com)  and the Company's web site at www.polyair.com
------------------------------------------------------------------------------------------------------------------



The Packaging Division improved its sales volumes and gross margin in the second quarter of 2006 compared to the first quarter of 2006. Compared to the second quarter of 2005, the Company experienced a decline in gross margins in the second quarter of 2006 due to a change in product mix and higher material costs. This decline was offset by lower operating and other expenses, so that the net loss from continuing operations was slightly higher in the second quarter of 2006 than the level reported in the comparable period in 2005.

The Company has previously announced its intention to sell the Pool Division. The Company had received several expressions of interest and entered into negotiations with prospective purchasers. These negotiations did not materialize into a sale of the entire Pool Division due to the inadequacy of the consideration being offered or the inability of the purchasers to obtain adequate financing. In the second quarter, the Company received expressions of interest from parties interested in acquiring individual business units of the Pool Division and management commenced negotiation for the sale of its pool accessories business. Subsequent to the quarter end the Company has reached an agreement for the sale of its pool accessories business. As part of this sale, the purchaser will provide certain transition services including assistance with collection of accounts receivable, warranty and customer service support. Management is working towards expediting the completion of this sale in the next week in order to apply the net proceeds of the sale to pay down bank debt. After effecting this sale, the Pool Division will be left with two remaining product groups and the Company is actively engaged in soliciting prospective buyers for these product groups.

The Company also announced that its lenders have agreed to amend the Company's second quarter financial covenants to accommodate restructuring costs which the Company incurred in the second quarter of 2006 and write-offs associated with the sale of the pool accessories business. In May 2006, the Company repaid $3.5 million of its $5.0 million interim working capital line and as part of the above-mentioned amendment the Company's lenders have agreed to extend the maturity of the remaining $1.5 million debt to July 31, 2006. This extension, along with a portion of the proceeds from the sale of the pool accessories business, will improve the working capital position of the Company.


Conference Call The Company will host a conference call on Monday, June 19, 2006 at 4:00pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-888-802-2279 in the U.S. and Canada. International participants may access the call by dialing 1-913-312-1265. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 1113424 when prompted.

Polyair Inter Pack Inc. (www.Polyair.com) in its Packaging Division manufactures and distributes a wide range of protective packaging products in North America. The Company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, financing and the sale of non-packaging assets. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc.
Phone: 416-679-6591
Email: sreay@polyair.com

                        ASSET PURCHASE AND SALE AGREEMENT

         THIS ASSET PURCHASE AND SALE AGREEMENT (the "Agreement") is made and entered into as of this ___ day of June, 2006, effective as of 5:00 pm Eastern June 9, 2006, by and between GL International, LLC, a Delaware limited liability company (the "Buyer"), and Cantar Pool Products Corporation, an Illinois corporation (the "Seller"). The Buyer and the Seller are referred to collectively herein as the "Parties."

                              W I T N E S S E T H:

         WHEREAS, the Seller is engaged in the business of manufacturing, assembling and selling certain swimming pool accessories and related products; and

         WHEREAS, this Agreement contemplates a transaction in which the Buyer shall purchase certain assets from the Seller consisting of swimming pool accessories, inventory, raw materials, equipment, furniture, fixtures, intellectual property, trademarks, trade names, and related products as later defined herein as the Acquired Assets on the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

     1. Definitions.  Definitions of terms used in this Agreement are located in
Section 10(s) of this Agreement.


     2. Purchase and Sale of Assets.

     (a) Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, the Buyer shall purchase from the Seller, and the Seller shall grant, sell, transfer, convey, assign and deliver to the Buyer: (i) free and clear of all liens, charges, encumbrances, and security interests all of the Seller's rights, title and interests in and to the fixed assets and Inventory included in the Acquired Assets, (ii) free and clear of all liens, charges, encumbrances, and security interests of LaSalle Business Credit, LLC all of the Seller's rights, title and interests in and to the trademarks and licenses included in the Acquired Assets, and (iii) the remaining Acquired Assets, all as of the Closing Date for the consideration specified below in this Section 2. The Buyer shall not purchase the Excluded Assets. The Acquired Assets shall be transferred and conveyed to the Buyer in "as is" condition, and with all faults, and without warranty express or implied warranty, including, but not limited to, warranty of merchantability or fitness for a particular purpose.

     (b) Delivery of Acquired Assets. Buyer and Seller agree that the delivery of the Acquired Assets shall occur at the Buyer's premises located at 1100 Performance Place, Youngstown, Ohio. Buyer shall reimburse Seller, in an amount equal to all freight, insurance, and duty costs to Buyer incurred by Seller or its Affiliates for shipping the Acquired Assets from Seller's Affiliate's Toronto, Canada location in accordance with this Section.

     (c) Title to Acquired Assets. Notwithstanding any other provision in this Agreement, possession and title to the Acquired Assets shall only be transferred from the Seller to the Buyer at such time as the Acquired Assets have been delivered to the Buyer in accordance with Section 2(b) above.

     (d) Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, the Buyer agrees to assume and become responsible for all of the Assumed Liabilities on the Closing Date. The Buyer shall not assume or have any responsibility whatsoever with respect to any Excluded Liabilities and is not assuming any liability for Seller's products, except for the obligation to service product warranty claims as set forth in the Transition Agreement.

     (e) Purchase Price. The purchase price of the Acquired Assets (the "Purchase Price") and shall be calculated and payable as follows:

          (i) On the Closing Date, unless otherwise agreed to by the parties, the Purchase Price as set forth in Sections 2(e)(ii), 2(e)(iii), 2(e)(iv) and 2(e)(v) below shall be wire transferred to the Seller by the Buyer pursuant to the instructions set forth on Exhibit A attached hereto.

          (ii) Fixed assets and goodwill will be purchased for Two Hundred Fifty Thousand Dollars ($250,000), consisting of the fixed assets and goodwill included in the Acquired Assets as set forth on Exhibit M.

          (iii) The Seller's rights, title and interest under Seller's purchase order #4350040 and corresponding Thermatron invoices # M1-9918 and M1-9546 will be purchased for Eleven Thousand Six Hundred Thirty-one Dollars ($11,631.00).

          (iv) The Seller's rights, title and interest in and to the Everlush Credit Note will be purchased for Forty-Two Thousand Three Dollars ($42,003.00).

          (v) Inventory located at Seller's Youngstown, Ohio facility will be purchased for the value of the inventory which excludes goods in transit other than those from an Affiliate, but includes any goods in transit not the subject of a purchase order being assumed by the Buyer, in an amount determined by the parties ("Youngstown Inventory Value"), in accordance with the following formula:

               A. for Inventory purchased by Seller on or after [*], the value shall be calculated using gross book value as recorded in Seller's perpetual inventory system less ([*]%) multiplied by 100%;

               B. for Inventory purchased by Seller prior to [*], the value shall be calculated using gross book value as recorded in Seller's perpetual inventory system less ([*]%) multiplied by [*]%;

               C. for reel inventory (finished as much as possible with raw materials on hand at June 5, 2006), the value shall be calculated using gross book value as recorded in Seller's perpetual inventory system less ([*]%) multiplied by [*]%; and

               D. for Obsolete Inventory of Seller, the value shall be calculated using gross book value as recorded in Seller's perpetual inventory system which shall not exceed $[*]. For any Obsolete Inventory of Seller remaining in excess of $[*], the value shall be calculated using gross book value as recorded in Seller's perpetual inventory system less ([*]%) multiplied by [*]%.

          Buyer is purchasing all of Seller's accessories inventory and Dirt Devil(R) products, including, but not limited to that listed on Exhibit O, and excluding all pool liners in the Toronto Inventory. For convenience purposes, the calculation of the above items A-D shall be calculated at an average rate of [*]% ("Average Rate") of the gross book value in the Seller's records for such inventory. The Average Rate shall be applied to any inventory included in the Acquired Assets and not listed on Exhibit O in Seller's inventory on or prior to June 8, 2006 including, but not limited to, all Obsolete Inventory. Notwithstanding the foregoing, any inventory from third parties received after June 8, 2006 shall be calculated using gross book value as recorded in Seller's perpetual inventory system less ([*]%) multiplied by 100%.

          Seller may sell such pool liners as Seller determines to Buyer and Buyer agrees to pay on delivery the gross book value as recorded in Seller's perpetual inventory system multiplied by [*]% for any such liners.

          (vi) Inventory located at Seller's Toronto, Ontario facility will be purchased for the value of the inventory in an amount determined by the parties in good faith pursuant to the inventory counts taken as the inventory is loaded for shipment at the Seller's Toronto, Ontario facility ("Toronto Inventory Values"), in accordance with the formula set forth in 2(e)(v) above.

          (vii) The Youngstown Inventory Value will be determined in good faith pursuant to an inventory count taken on June 10, 2006 ("Youngstown Inventory Value"). The Youngstown Inventory Value and the Toronto Inventory Values (as they are determined) shall be agreed upon in writing and a certificate delivered by the parties in substantially the form of Exhibit
     R. Unless otherwise agreed to by the parties, on Tuesday, June 13, 2006, Buyer shall post an irrevocable letter of credit in a form acceptable to Seller, with a bank acceptable to the Seller for the amount of the Toronto Inventory Values. The Letter of Credit shall be issued in the amount of 100% of the estimated Toronto Inventory Values as agreed by the parties, which shall be disbursed by the bank to the Seller or for the account of Seller, after delivery to the Buyer, indicating the amount to be disbursed, pursuant to the wire transfer instructions attached hereto as Exhibit A. The Letter of Credit shall be increased, if needed, in accordance with the determination of the actual Toronto Inventory Values. After Seller has drawn on the Letter of Credit for the full amount of the Toronto Inventory, said Letter of Credit shall be cancelled and Seller shall execute any documents reasonably requested by Buyer to effectuate cancellation. If the parties cannot agree upon the form of the Letter of Credit, the amount of the Toronto Inventory Values shall be deposited into an escrow account as agreed upon by parties. The parties agree that Seller will be provided access to all books and records (whether Seller's or Buyer's) related to the Inventory, in the event Seller reasonably determines that an audit or review is necessary to determine the reason for any significant discrepancy in actual inventory values from estimated values. Seller shall make such a determination no later than fourteen (14) days after the last shipment of Toronto Inventory is received by the Buyer. The parties agree to make any post-closing adjustments if needed to reflect the actual inventory values.

     (f) Purchase Price Allocation. The Purchase Price shall be allocated in accordance with Exhibit P, attached hereto and incorporated herein.

     (g) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place by exchange of documents to be held by the parties before 5:00 pm eastern on June 9, 2006, or such other date as the Buyer and Seller may mutually determine (the "Closing Date").

     (h) Deliveries at the Closing. At the Closing:

          (i) the Seller shall execute, acknowledge and deliver to the Buyer:

               A.   the wire instructions attached hereto as Exhibit A;

               B. bills of sale in substantially the forms attached hereto as Exhibit B ("Bill of Sale") which includes a list of equipment and inventory included in the Acquired Assets;

               C. an assignment in substantially the form attached hereto as Exhibit C ("Assignment"), which includes a list of all intangible assets (including but not limited to, trade names, if any, contracts, leases, and purchase orders) included in the Acquired Assets;

               D. a duly executed sublease of a portion of the real property located in Youngstown, Ohio in the form attached hereto as Exhibit D;

               E. an escrow letter signed by Buyer's attorney for the Bill of Sale related to the Toronto Inventory, in the form attached hereto as Exhibit E;

               F. a sales representative agreement in substantially the form attached hereto as Exhibit F ("Sales Representative Agreement") for the sale post-closing by Buyer of solar covers and certain existing inventory of the Seller as provided in said agreement;

               G. trademark assignments in substantially the form attached hereto as Exhibit G ("Trademark Assignments") for any trademarks included in the Acquired Assets;

               H. an assignment and assumption of the license agreement with Royal Appliance Manufacturing Co. in substantially the form attached hereto as Exhibit H;

               I. patent assignment or license in substantially the form attached hereto as Exhibit I for any patents included in the Acquired Assets;

               K. a Transition Services Agreement in substantially the form attached hereto as Exhibit K for certain services to be performed post-closing by Buyer and Seller.

               L. an assignment and assumption of the license agreement with Innesport in substantially the form attached hereto as Exhibit L;

               M. a duly executed certificate of the Secretary of the Seller dated the Closing Date, certifying; (i) the Articles of Incorporation and the bylaws of the Seller, in each case as amended and restated; and (ii) resolutions of the Board of Directors of the Seller approving this Agreement and the transactions contemplated hereby, together with an incumbency and signature certificate regarding the officers signing on behalf of the Seller;

               N. any and all UCC-3 termination statements or amendments or other documents needed to release or transfer any liens, encumbrances, security interests or charges on, or in certain Acquired Assets as provided herein; and

               O. such other instruments of sale, transfer, conveyance and assignment that are customary as the Buyer and its counsel or Seller and its counsel may reasonably request and upon which the parties agree.

          (ii) the Buyer shall execute, acknowledge and deliver to the Seller:

               A. a duly executed certificate of the Members of the Buyer dated the Closing Date, certifying; (i) the Articles of Organization and the Operating Agreement of the Buyer, in each case as amended and restated; and (ii) resolutions of the Members of the Buyer approving this Agreement and the transactions contemplated hereby, together with an incumbency and signature certificate regarding the officers signing on behalf of the Buyer;

               B. a trademark license in substantially the form attached hereto as Exhibit J from Buyer to Seller for the trademark Cantar;

               C. such agreements referred to in 2(h)(i) above as require Buyer's signature; and

               D.   the Purchase Price as set forth herein.

          (i) Third Party Consents. To the extent that the Seller's rights under any contract or other asset to be assigned to the Buyer hereunder may not be assigned without the consent of another person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. Seller agrees to cooperate with Buyer, in Buyer's efforts to send notices and to obtain any third party consents required in connection with the consummation of the transactions contemplated herein

     3. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3 unless Buyer or any of its members knew or had reason to know of any misrepresentation or breach of warranty.

     (a) Organization of the Seller. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, and is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where a failure to be so qualified would have a material adverse effect on the applicable entity.

     (b) Authorization of Transaction. Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the board of directors of the Seller has duly authorized the execution, delivery, and performance of this Agreement by the Seller. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms and conditions.

     (c) Tangible Assets. Seller owns and has title to each Acquired Asset: (i) free and clear of all liens, charges, encumbrances, and security interests in and to the fixed assets and Inventory included in the Acquired Assets, (ii) free and clear of all liens, charges, encumbrances, and security interests of LaSalle Business Credit, LLC in and to the trademarks and licenses included in the Acquired Assets, and (iii) the remaining Acquired Assets, and Seller has full right, power and authority to sell the Acquired Assets to Buyer.

     (d) Bulk Sales. The Bulk Sales Act has been repealed in Illinois. Seller specifically makes no representation or warranty as to any requirements of Buyer or Seller with respect to bulk sales. Seller agrees to assist Buyer in making any such report as Buyer deems necessary to the Illinois Department of Revenue with respect to bulk sales notice.

     4. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4.

     (a) Organization of the Buyer. The Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

     (b) Authorization of Transaction. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the Members of the Buyer have duly authorized the execution, delivery, and performance of this Agreement by the Buyer. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions.

     (c) Capitalization /Net Worth. The Buyer, at Closing, will have a liquid tangible net worth of at least [*] and an initial capitalization of [*].

     5. Pre-Closing Covenants. Solely with respect to the Acquired Assets and Assumed Liabilities, the Parties agree as follows with respect to the period between the execution of this Agreement and the Closing that each of the Parties shall use its best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement.

     6. Conditions to Obligation to Close.

     (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

               (i) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

               (ii) any and all liens, claims, encumbrances and security interests with respect to the Acquired Assets as set forth herein, shall have been released (or conditionally released) and Buyer shall have received such releases (or conditional releases) in form and substance satisfactory to the Buyer, unless such releases are withheld on indebtedness included in the Assumed Liabilities;

               (iii) all actions to be taken by the Seller in connection with the consummation of the transactions contemplated hereby and all certificates and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to the Buyer; and

               (iv) the Buyer's Members shall have approved the Purchase Agreement, any related agreements and the transactions contemplated thereby.

     The Buyer may waive any condition specified in this Section 6(a) if it executes a writing so stating at or prior to the Closing.

     (b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

               (i) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

               (ii) the Buyer shall have signed the Side Letter in the form of Exhibit U attached hereto;

               (iii) the Employees listed on Exhibit T shall have provided a release to Seller in a form acceptable to Seller; and

               (iv) all  actions  to be taken by the  Buyer in  connection  with consummation of the transactions contemplated hereby and all certificates, and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to the Seller.

     The Seller may waive any condition specified in this Section 6(b) if it executes a writing so stating at or prior to the Closing.

     7. Termination.

     (a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

               (i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

               (ii) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing:

               A. in the event the Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach; or

               B. if the Closing shall not have occurred on or before June 15, 2006 by reason of the failure of any condition precedent under Section 6(a) hereof, unless the failure results primarily from the Buyer itself breaching any representation, warranty, or covenant contained in this Agreement; and

               (iii) the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing:


               A. in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach; or

               B. if the Closing shall not have occurred on or before June 15, 2006 by reason of the failure of any condition precedent under Section 6(b) hereof, unless the failure results primarily from the Seller itself breaching any representation, warranty, or covenant contained in this Agreement.

               (iv) the Seller may terminate this Agreement by giving written notice to the Buyer, and any performance pursuant to the terms of this Agreement or any Transaction Document shall be unwound in the event LaSalle Business Credit, LLC does not consent to the transaction on or before June 15, 2006.

     (b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 7(a) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach).

     8. Non-solicitation. Except for the New Buyer Employees (as herein after defined) or as otherwise provided herein, Buyer will not directly, or indirectly through any other individual, person or entity solicit, entice, persuade or induce any "Employee" as hereinafter defined in this Section, to: (i) terminate or refrain from renewing or extending his or her employment with Seller; or (ii) become employed by or enter into a contractual relationship with Buyer at any time within twelve months after termination or ending of employment with Seller. For purposes of this Section, "Employee" shall mean and include all persons employed by Seller during the twelve month period immediately preceding the date of this Agreement and not employed by Buyer upon the consummation of the transactions contemplated hereby.

     9. Post-Closing Covenants and Matters.

     (a) Employee and Employee Benefit Matters.

               (i) Cantar/Polyair Corporation ("Employer") shall terminate and Buyer shall offer to hire, on the Closing Date, in comparable positions at the same base pay the Employees listed on Exhibit Q hereto. All Employees listed on Exhibit Q who accept Buyer's offer of employment are hereinafter referred to as the "New Buyer Employees". Nothing expressed or implied in this Agreement confers upon any Employee or New Buyer Employee any rights or remedies of any nature or kind whatsoever, including, without limitation, any rights of employment by Buyer or any affiliate of Buyer for a specific period, for any specific terms and conditions, or to any additional rights under or with respect to any benefit plans or policies. Except as otherwise provided herein, New Buyer Employees shall cease participation in all employee benefit plans of the Employer as of the Closing Date. New Buyer Employees, only as it relates to the performance of their duties for Buyer, are hereby released by Seller from any confidentiality or non-disclosure obligations to Seller. Buyer shall provide to Seller copies of any documents signed by New Buyer Employees which release the Seller from any continuing obligations to such New Buyer Employees.

               (ii) Seller, Employer, and Buyer have not made and shall not make any representations, written or oral, to any person or entity, stating or implying that Seller intends to assume any obligations of any kind relative to any matter concerning any Employee, New Buyer Employee, or applicant for employment of the Buyer, including any matter that arises from the date of this Agreement to Closing.

               (iii) In no event shall Seller or Employer by virtue of anything express or implied, or anything done or not done pursuant to this Agreement, assume, or be responsible for any liabilities or obligations of any kind with respect to any New Buyer Employees, employees, vendors, contractors or agents hired by Buyer.

                  (iv) Seller and Employer do not assume any obligations of any kind with respect to any claim, demand, suit or liability with respect to any Workers' Compensation claim or Unemployment Compensation claim, if any, related to the termination of any New Buyer Employee if directed by Buyer prior to Closing, or which occur out of any accident, injury or claim occurring after Closing.

               (v) The Buyer represents that it has the present intention of hiring all or substantially all of the Employees listed on Exhibit Q within thirty (30) days of the date of Closing. The Buyer also represents that it has no present intention of ordering a mass layoff and/or plant closing, as defined by the Workers' Adjustment and Retraining Notification Act ("WARN"), within sixty (60) days of the sale. As such, both parties are in compliance with WARN as of the Closing. In the event that the Buyer does not hire the Employees listed on Exhibit Q within thirty (30) days of the sale, the Buyer agrees and acknowledges its obligation to provide WARN notice to those employees, and/or pay and benefits in lieu of such notice as may be required by law.

               (vi) The Buyer hereby agrees to indemnify, defend and hold harmless the Seller, the Employer, and their respective, officers, directors, employees, managers, representatives, attorneys, agents, successors and assigns from and against any and all expenses, losses, claims, damages or liabilities, including attorneys' fees and the cost of defense, relating to or arising out of (a) the Employer's termination of its employees pursuant to this Agreement, (b) any act or omission of Buyer arising after Closing related to or involving any of the individuals who are terminated pursuant to this Agreement, (c) any of Buyer's employment decisions made at any time, including without limitation any decisions related to any employee of Employer who applies for and/or accepts employment with Buyer at any time, and/or (d) vacation days assumed by the Buyer pursuant to Section 9(a)(vii) below.

               (vii) Buyer shall not assume any liability associated with New Buyer Employees for any period of time prior to June 10, 2006, provided however, that Buyer assumes all liabilities associated with vacation days accrued prior to and after the Closing Date of the New Buyer Employees.

                  (viii) The following provisions shall be made with respect to the Employer 401(k) Plan (hereinafter defined) in which the New Buyer Employees participate as of the Closing Date.

               (a) Seller shall take or cause appropriate action to remove Gary Crandall as the sole trustee to the Cantar/Polyair Corporation 401(k) Plan ("Employer 401(k) Plan") and to appoint a successor trustee thereto under Seller 401(k) Plan. Buyer and Seller shall cooperate in the exchange of information and in the preparation of any documentation required in order to effectuate the change in trustee.

               (b) Employer shall continue to administer the Employer 401(k) Plan with respect to New Buyer Employees until direction by the New Buyer Employees has been received, provided that no contributions shall be made to the Employer 401(k) Plan with respect to compensation paid to New Buyer Employees after the Closing Date. Notwithstanding the above, Employer shall pay or make provision for payment of all additional contributions (required of it under the terms of the Employer 401(k) Plan or otherwise) with respect to service of the New Buyer Employees to the Seller 401(k) Plan as soon as administratively feasible.

               (ix) Seller shall take or cause appropriate action to remove Judy Crandall from all positions she currently holds with respect to Employer employee benefit plans, including but not limited to the positions of Privacy Officer and/or Security Officer under Employer group health plan and plan administrator of Employer 401(k) Plan.

               (x) Seller agrees to make the payments set forth on Exhibit T at Closing to the individuals referenced therein, which individuals shall release the Seller in full.

     (b) Maintenance of Books and Records. Each of the Seller and the Buyer shall preserve until the seventh anniversary of the Closing Date all records possessed or to be possessed by such party relating to any of the assets, liabilities, income, expenses as they relate to the Acquired Assets of the Seller prior to the Closing Date. After the Closing Date, where there is a legitimate purpose, such party shall provide the other parties and their representatives with access, upon prior reasonable written request specifying the need therefore, during regular business hours, to (i) the officers and employees of such party and their representatives and (ii) the books of account, records and financial reports of such party, and the other parties and their representatives shall have the right to make copies of such books and records; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party; and further provided, that as to so much of such information as constitutes trade secrets or confidential business information of such party, the requesting party and its officers, directors and representatives will use due care to not disclose such information except (1) as required by law, (2) with the prior written consent of such party, which consent shall not be unreasonably withheld, or (3) where such information becomes available to the public generally, or becomes generally known to competitors of such party, through sources other than the requesting party or its officers, directors or representatives. Such records may nevertheless be destroyed by a party if such party sends to the other parties written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 30th day after such notice is given unless another party objects to the destruction, in which case the party seeking to destroy the records shall deliver such records to the objecting party.

     (c) Payments Received. The Seller and the Buyer each agree that after the Closing Date they will hold in trust and will promptly transfer and deliver to the other, from time to time as and when received by them, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash), or other property that they may receive on or after the Closing Date which properly belongs to the other party including, without limitation any insurance proceeds, and will account to the other for all such receipts. From and after the Closing Date, the Buyer shall have the right and authority to endorse without recourse the name of the Seller on any check or any other evidences of indebtedness received by the Buyer on account of the Acquired Assets.

     (e) Inquiries. From and after the Closing Date, the Seller shall promptly refer all inquiries with respect to ownership of the Acquired Assets to the Buyer.

     (f) Taxes. To Seller's Knowledge, Seller or an Affiliate of Seller owes certain taxes to the State of Ohio in the amount of approximately $49,000, which such taxpayer will undertake to pay in full in on or before July 31, 2006.

     10. Miscellaneous.

     (a) Further Assurances. The Seller from time to time after the Closing, at the Buyer's request and without further consideration, shall execute, acknowledge and deliver to the Buyer such other instruments of conveyance and transfer and shall take such other actions and execute and deliver such other documents, certifications and further assurances as the Buyer may reasonably require in order to vest more effectively in the Buyer, or to put the Buyer more fully in possession of, any of the Acquired Assets, or to better enable the Buyer to complete, perform or discharge any of the liabilities or obligations assumed by the Buyer at the Closing. Each of the Parties shall cooperate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

     (b) Cross Default/Breach. The occurrence of any default and/or breach by a party under this Agreement or the Transaction Documents, shall constitute a breach under this Agreement, entitling the non-breaching party to all of the rights and remedies conferred upon them by the terms of those agreements, at law or in equity.

     (c) Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing of the transactions contemplated herein for one year (1) year.

     (d) Press Releases and Public Announcements. The Buyer and the Seller shall jointly make or issue any announcement or written statement concerning this Agreement and the transactions contemplated hereby for dissemination to the general public and shall cooperate with each other with respect to the timing and content of any such announcement to written statement. This provision shall not apply to any announcement or written statement required to be made by the law or the regulations of any governmental agency or stock exchange, except that the party required to make such announcement shall, whenever practicable, consult with the other parties hereto concerning the timing and content of such announcement before such announcement is made.

     (e) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     (f) Entire Agreement. This Agreement, including the documents referred to herein, constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     (g) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

     (h) Counterparts/Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement. This Agreement may also be signed and transmitted by facsimile or signed and transmitted via electronic mail using portable document format ("PDF"), which shall be deemed to be delivered upon confirmation and shall constitute an original instrument.

     (i) Headings. The section headings contained in this Agreement are inserted
for  convenience   only  and  shall  not  affect  in  any  way  the  meaning  or interpretation of this Agreement.

     (j) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two (2) business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                  If to the Seller:         Cantar Pool Products Corporation
                                            1100 Performance Place
                                            Youngstown, Ohio 44502
                                            Attention: Victor D'Souza

                  with a copy to:           Lavin & Waldon, P.C.
                                            444 North Michigan Avenue
                                            Suite 2600
                                            Chicago, Illinois, U.S.A. 60611
                                            Attention: Steven H. Lavin, Esq.

                  If to the Buyer:          180 Huntington Trail
                                            Cortland, OH 44410
                                            Attention: Mr. Gary Crandall

                  with a copy to:           Newman, Olson & Kerr
                                            First National Tower
                                            11 Federal Plaza Central
                                            Suite 1200
                                            Youngstown, Ohio 44503
                                            Attention: Mary Beth Houser

         Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, Facsimile, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     (k) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (l) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction.

     (m) Expenses. Each party hereto shall be responsible for the legal and other expenses incurred by it in connection with the transactions contemplated herein.

     (n) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

     (o) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     (p) Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

     (q) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois, without application of the principles of conflict of laws.

     (r) Submission to Jurisdiction. Notwithstanding where the negotiations took place, where the Agreement or any other Purchase Document is signed, each of the Parties submits to the jurisdiction of any state or federal court sitting in the City of Chicago, County of Cook and the State of Illinois in any action or proceeding arising out of or relating to this Agreement. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11(j) above. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or in equity.

     (s) Definitions.

         "Accounts Receivable" means as they relate to the Business (a) all trade accounts receivable and other rights to payment from customers of Seller and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Seller, (b) all other accounts or notes receivable of Seller and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing, all as more particularly listed in the A/R Agreement.

         "Acquired Assets" means all right, title, and interests in and to all of the assets listed on Exhibit M.

         "Affiliate" has the meaning set forth in Rule Reg. Section 12b-2 of the regulations promulgated under the Securities Exchange Act.

         "Assumed Liabilities" means all listed on Exhibit N.

         "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

         "Dollars" shall mean United States Dollars.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "Excluded Assets" shall mean all assets of the Sellers not purchased by the Buyer hereunder.

         "Excluded Liabilities" shall mean, collectively, all Liabilities of the Seller, its Affiliates and any Person which is, in whole or in part, a predecessor of the Seller or an Affiliate thereof, other than the Assumed Liabilities, regardless of whether any such Liability was disclosed or required to be disclosed pursuant to this Agreement including, without limitation, claims, damages, costs, or expenses arising from or related to any environmental, employment, occupational health, Tax, regulatory or other matters on account of or with respect to facts or circumstances prior to the Closing Date.

         "Inventory" shall mean all of the inventory of Seller set forth on Exhibit O attached hereto, and any accessories inventory of the Seller not set forth on Exhibit O, but specifically shall not include any inventory located in Montreal, Canada, nor shall it include certain pool liners held by Seller for its use in pool production during the current season.

         "Knowledge" means actual knowledge of the party, with no duty of investigation.

         "Liability" means any liability, claim or occurrence whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including, without limitation, any liability for Taxes.

         "Obsolete Inventory" means Code 3 inventory as per Seller's inventory system which is slow moving (not sold in past 12 months), discontinued or obsolete products, such that the inventory is not longer sold by Seller's catalog due to obsolescence or has been superseded by a new product launch.

         "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including, without limitation, with respect to quantity and frequency).

         "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, or a governmental entity (or any department, agency or political subdivision thereof).

         "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section
59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

         "Transaction Documents" means this Agreement and the agreements, documents and instruments entered into between the parties and/or their Affiliates, pursuant to this Agreement or in connection with the transactions contemplated hereunder.
                                      *****

         IN WITNESS WHEREOF, the Parties hereto have executed this Asset Purchase and Sale Agreement as of the date first above written.

                                                     SELLER:

                        CANTAR POOL PRODUCTS CORPORATION


                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------


                                        BUYER:

                                        GL INTERNATIONAL, LLC

                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------

                             POLYAIR INTER PACK INC.

                    Annual General Meeting of Shareholders of
                     Polyair Inter Pack Inc. (the "Issuer")
                                  June 28, 2006

                            REPORT OF VOTING RESULTS
         National Instrument 51-102 - Continuous Disclosure Obligations
                                  Section 11.3

Matters Voted Upon

1. Election of the following nominees as Directors.

         NAME                                                      FOR                     WITHHELD
                                                                3,566,129                   864,200

         Fred A. Litwin

         Lawrence M. Dale

         Sidney Greenberg

         Sol D. Nayman

         Jon Burgman

         Robert Gerrity

         Beth Satterfield

                                                                    FOR                     WITHHELD

2.           The  resolution  to appoint BDO  Dunwoody          3,565,623                   864,705
             LLP,    Chartered     Accountants,     as
             independent Auditors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: July 7, 2006                      By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer